02038506

# SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SEC MAIL PROCESSING RECEIVED MAY 3 1 2002 WASH, D.C. 151 SECTION

## FORM 6-K

**Report of Foreign Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934**

PROCESSED JUN 1 2 2002 THOMSON FINANCIAL

**For the Month of May 2002**

**Commission File Number 0-24570**

---

## CENTRAL MINERA CORP.

**Suite 240 – 171 West Esplanade** **V7M 3J9**
**North Vancouver, British Columbia, Canada** (Zip Code)
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F ____

[indicate by check mark whether the registrant files by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______ .

**This Form 6-K consists of:**

Form 10Q - quarter ended March 31,2002

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL MINERA CORP.

Date May 29, 2002

By ______________________
Anne Eilers, President

8 copies - SEC - 450 Fifth Street, NW, Washington DC 20549

Form 10-Q

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**Washington, DC 20549**

(Mark One)
(X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2002

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

**Commission File Number** **0-24570**.

**CENTRAL MINERA CORP.**
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Yukon | n/a |
| State or other jurisdiction of incorporation or organization | (IRS Employer Identification No.) |

2555 Keats Road
North Vancouver, British Columbia, Canada V7H 2M7

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (604) 612-5678

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes___ No X

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of May 24, 2002.

| | |
|---|---|
| Common Stock, no par value | 21,760,068 |
| Class | Number of shares |

# CENTRAL MINERA CORP.

## INDEX

| | | |
|---|---|---|
| PART I | Financial Information | Page No. |
| | Item 1. Financial Statements | |
| | Condensed Consolidated Balance Sheets March 31, 2002 and June 30, 2001 | 3 |
| | Condensed Consolidated Statements of Income and Deficit – Nine Months and Quarters ended March 31, 2002 and 2001 | 4 |
| | Condensed Consolidated Statement of Financial Position – Nine Months and Quarters ended March 31, 2002 and 2001 | 5 |
| | Notes to Condensed Consolidated Financial Statements | 6-9 |
| | Item 2. Management Discussion and Analysis of Results of Operations and Financial Condition | 10-12 |
| PART II | Other Information | |
| | Item 1. Legal Proceedings | 12 |
| | Item 6. Exhibits and Reports on Form 8-K | 12 |

# CENTRAL MINERA CORP.

Condensed Consolidated Balance Sheets
(in United States dollars)

| | March 31, 2002 | June 30, 2001 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 8,845 | $ 30,805 |
| Accounts receivable & prepaid expenses | 18,926 | 15,863 |
| Marketable securities | 6,418 | 6,418 |
| | 34,189 | 53,086 |
| Rent deposits | - | 17,559 |
| Capital assets | 1,520 | 2,424 |
| Investment in private company | 1 | 1 |
| Mineral properties | 1 | 1 |
| | $ 35,711 | $ 73,071 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 118,536 | $ 19,118 |
| Shareholders' equity: | | |
| Share capital | | |
| Authorized – unlimited | | |
| Issued and outstanding (December 31, 2001 & June 30, 2001 – 21,760,068 shares | 41,441,857 | 41,441,857 |
| Deficit | (41,524,682) | (41,387,904) |
| | (82,825) | 53,953 |
| | $ 35,711 | $ 73,071 |

See accompanying notes to condensed consolidated financial statements.

On behalf of the Board:

“ ” Director

“Murray Kosick” Director

# CENTRAL MINERA CORP.

(a Development Stage Company)
Condensed Consolidated Statements of Operations and Deficit
(in United States dollars)

Three and nine months ended March 31, 20021 and 2001

| | Cumulative | Three months ended March31, 2002 | Three months ended March31, 2001 | Nine months ended March31, 2002 | Nine months ended March31, 2001 |
|---|---|---|---|---|---|
| Administration expenses: | | | | | |
| Accounting and audit | $ 680,312 | $ 10,880 | $ 619 | $ 18,943 | $ 12,187 |
| Consulting fees | 1,691,881 | 23,758 | 12,622 | 38,553 | 45,982 |
| Amortization | 281,939 | 608 | 4,100 | 912 | 12,301 |
| Legal | 1,654,853 | 16,905 | 4,025 | 16,905 | 33,595 |
| Office | 920,621 | 9,254 | 3,600 | 11,426 | 11,182 |
| Rent | 722,654 | 52,913 | 18,104 | 68,447 | 41,462 |
| Salaries & benefits | 279,398 | - | | - | - |
| Transfer agent & filing fees | 143,722 | 6,142 | 3,761 | 6,347 | 10,127 |
| Travel & promotion | 1,194,481 | 795 | 458 | 951 | 4,095 |
| | 7,569,861 | 121,255 | 47,289 | 162,484 | 170,931 |
| Other items: | | | | | |
| Interest & other income | (1,508,168) | (14,731) | (17,801) | (27,822) | (56,792) |
| Loss (gain) on foreign exchange | 60,825 | 1,499 | (304) | 2,116 | 2,879 |
| Investment write-down | 984,761 | - | - | - | - |
| Mineral property write-down | 24,724,034 | - | (25) | - | 10,865 |
| Loss on sale of fixed assets | 528,308 | - | - | - | |
| Termination costs paid to court | 264,000 | - | - | - | |
| Allowance (recoveries) law suit | 564,462 | - | 13,849 | - | (299,942) |
| Loss on sale of subsidiary | 8,336,599 | - | | - | |
| Net (loss) for the period | (41,524,682) | (108,023) | (43,008) | (136,778) | 172,059 |
| Deficit, beginning of period | - | (41,416,659) | (40,322,593) | (41,387,904) | (40,537,660) |
| Deficit, end of period | $ (41,524,682) | $ (41,524,682) | (40,365,601) | $ ( 41,524,382) | (40, 365,601) |
| Net (loss) per common share | | $ (0.005) | 0.013 | $ (0.006) | 0.0148 |
| Weighted average number of common shares | | 21,760,068 | 21,760,068 | 21,760,068 | 15,756,728 |

See accompanying notes to condensed consolidated financial statements.

# CENTRAL MINERA CORP.

Condensed Consolidated Statements of Cash Flow
(in United States dollars)

Quarter and nine months ended March 31, 2002 and 2001

| | Cumulative | Three months ended March31, 2002 | Three months ended March31, 2001 | Nine months ended March31, 2002 | Nine months ended March31, 2001 |
|---|---|---|---|---|---|
| Cash and cash equivalents provided by (used in): | | | | | |
| Operating activities: | | | | | |
| Net loss for the period | $(41,524,682) | (108,023) | $ 279,278 | $ (136,778) | $ 215,067 |
| Items not involving cash: | | | | | |
| Amortization | 281,939 | 608 | 4,101 | 912 | 8,201 |
| Loss on sale of subsidiary | 8,336,599 | - | - | - | - |
| Loss on sale of fixed assets | 528,300 | - | - | - | 10,890 |
| Write-down of investments | 1,000,799 | - | - | - | |
| Write-down of mineral properties | 24,724,035 | - | - | - | 15,930 |
| Stipulation of settlement agreement | 375,000 | - | - | - | (6,524) |
| | (6,278,010) | (107,415) | 283,379 | (135,866) | 1,107 |
| Net change in non-cash working capital items: | | | | | |
| Accounts receivable & prepaid expenses | (1,367) | (10,266) | 1,987 | 14,486 | 18,424 |
| Rent deposits | (17,559) | 17,307 | (7,306) | - | (7,203) |
| Marketable securities | (6,418) | - | - | - | - |
| Accounts payable & accrued liabilities | 118,536 | 102,407 | 162,820 | 99,420 | 175,239 |
| | (6,184,818) | 2,034 | 440,880 | (21,960) | 420,618 |
| Financing activities: | | | | | |
| Shares issued for cash | 25,316,857 | - | 901,002 | - | 901,002 |
| Subscriptions received | - | | (772,002) | - | |
| | 25,316,857 | - | 129,000 | - | 901,002 |
| Investing activities: | | | | | |
| Mineral property expenditures | (17,310,637) | - | - | - | (11,690) |
| Investments | (1,000,799) | - | - | - | - |
| Purchase of fixed assets | (811,758) | - | - | - | - |
| | (19,123,194) | (19,123,194) | - | - | (11,690) |
| Decrease in cash and cash equivalents during the period | 8,845 | 2,033 | 569,880 | (21,960) | 1,309,930 |
| Cash and cash equivalents, beginning of period | - | 6,812 | 742,227 | 30,805 | 2,177 |
| Cash and cash equivalents, end of period | $ 8,845 | $ 8,845 | $ 1,312,107 | $ 8,845 | $ 1,312,107 |

See accompanying notes to condensed consolidated financial statements.

**1. Going concern considerations:**

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different basis of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at May 22, 2001, the Company had not reached a level of operations, which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations.

**2. Continuing operations and lawsuits:**

The Company is engaged in the acquisition, exploration and development of mineral properties. On February 1, 1999, the Company registered as a Yukon company, and changed its name from Delgratia Mining Corporation to Central Minera Corp.

The company has commenced an action to recover $264,000 claimed by certain former officers as remuneration for services rendered and termination payments. The amount has been paid into court pending settlement of the action. Any recoveries will be recorded as a reduction of costs in the period received.

(in United States dollars)

## 3. Mineral properties:

| | March 31, 2002 | June 30, 2001 |
|---|---|---|
| Canada | $ 1 | $ 1 |
| Nevada | 1 | 1 |
| | $ 2 | $ 2 |

## 4. Share capital:

(a) Authorized share capital:

Unlimited number of common shares without par value.

(b) Issued share capital:

| | Price per Share | Shares | Consideration |
|---|---|---|---|
| Balance, June 30, 2000 | | 15,756,728 | $ 40,165,855 |
| September 28, 2000 | $0.125 | 3,000,000 | *375,000 |
| November 30, 2000 | $0.30 | 3,003,340 | 901,002 |
| Balance, June 30, 2001 and March 31, 2002 | | 21,760,068 | $ 41,441,857 |

* Under the terms of the Stipulation of Settlement Agreement (Note 2), the Company issued 3,000,000 shares at a deemed value of $375,000.

(c) Escrow shares:

As at March 31, 2002, 2,562,500 (2001 and 2000 - 2,562,500) common shares of the Company are subject to escrow agreements.

(d) Share purchase options:

Details of director, employee and consultants' share purchase options are as follows:

| Balance June 30, 2001 | Issued/ (Cancelled) | Exercised | Balance March 31, 2002 | Exercise Price | Expiry Date |
|---|---|---|---|---|---|
| 1,065,000 | - | - | 1,065,000 | $0.20 | September 14, 2002 |
| 1,100,000 | - | - | 1,100,000 | $0.20 | December 3, 2003 |

(in United States dollars)

## 4. Share capital (continued)

(e) Share purchase warrants

Details of share purchase warrants are as follows:

| Balance June 30, 2001 | Issued/ (Cancelled) | Exercised | Balance March 31, 2002 | Exercise Price | Expiry Date |
|---|---|---|---|---|---|
| 3,000,000 | - | - | 3,000,000 | $0.15/2 wts | November 30, 2003 |

## 5. Related parties:

Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

| | 2002 | 2001 |
|---|---|---|
| Consulting or other fees paid to directors/officers or to companies controlled by directors/officers | $ 35,118 | $ 44,186 |

## 6. Reconciliation to accounting principles generally accepted in the United States ("USGAAP"):

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accounting principles follows:

a) Income taxes:

For the purposes of U.S. GAAP, the Company adopted Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes". Statement 109 changed the method companies use to account for income taxes from the deferral method to an asset and liability method. As indicated, the Company has unrecognized losses being carried forward for income tax purposes. As there is no certainty as to utilization of the losses, the benefit attributable thereto would be fully offset by a valuation allowance. Accordingly, the application of Statement 109 does not result in a material difference for U.S. GAAP accounting purposes.

**6. Reconciliation to accounting principles generally accepted in the United States ("USGAAP") (continued):**

b) Stock-based compensation:

For purposes of U.S. GAAP, the Company has chosen to apply the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting for the excess of the quoted market price over the exercise price granted to employees and directors under stock option plans. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture.For U.S. GAAP purposes, escrowed shares would be considered to be a compensatory arrangement between the Company and the holder of the shares. Accordingly, the difference between the fair value of shares at the time the shares are eligible for release from escrow and the issue price of the shares is recognized as a charge to income in the period they are eligible for release from escrow.

c) New accounting standards

i. The Company has adopted the Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences

There is no affect on the condensed consolidated balance sheets, statements of operations and deficit, and statement of cash flow for the difference between Canadian GAAP and U.S. GAAP.

# CENTRAL MINERA CORP.

March 31, 2002

## MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

***General***

The Company is involved in the development of precious metal recovery processes, and the exploration for and, if warranted, the development of precious metal properties in regions where the gold exploration and mining industries are in their infancy.

During the previous year, the Company $1,000,800 for shares of Cactus Mining Corp., a Nevada corporation. After the investment, the Company owns 15.72% of Cactus Mining. Cactus is a private company which has resource property in southern Nevada. Included in the properties is Cactus' Josh Properties. In 1996, the Company entered into an agreement whereby it could earn up to 70% interest in the Josh Property. Due to assay uncertainties, law suits and management issues, the interest in the Josh Property was abandoned in 1999.

**Results of Operations**

***Nine month period ended March 31, 2002 ("YTD-02") compared to the nine month period ended March 31, 2001 ("YTD-010")***

During the YTD-02 the company incurred a loss of $137,000, as compared to a gain of $215,000 for the YTD-01. An explanation of significant variances is as follows:

| Account | Variance | Explanation |
|---|---|---|
| **Rental Expense** | 45,000 | Rental penalty for early termination of lease |
| **Consulting** | 5,000 | Storage for Cactus Mine samples booked |
| **Legal** | (10,000) | Class action suit resolved |
| **Interest & other income** | 10,000 | Sub-lease premise income |
| **Recovery of legal expenses incurred for class action law suit** | 314,000 | One time effect on earnings as this is an expense recovery |
| **Amortization** | (8,000) | Reduced furniture and equipment to amortize |
| **Other expenses** | (4,000) | |
| **Increase (decrease) in loss for the year** | **$352,000** | |

Operating expenditures increased to $162,000 in YTD-02 from $124,000 in YTD-01. Most of the increase was due to the penalty on abandoning the premise lease prior to expiry of lease term.

**Liquidity and Capital Resources**

*(a) Working Capital*

On March 31, 2002 the Company had a working capital deficiency of $95,000 as compared to working capital of $52,000 at June 30, 2001. As none of the Company's mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds. No funds were raised during YTD-02. During the fiscal year ended June 30, 2001 the Company raised $901,002 from the sale of its shares. During the years ended June 30, 2000, the Company raised $330,000 from the sale of shares. Cumulatively from the Company's inception, it has raised $25,317,000 through the sale of its shares.

The company's major use of funds has been operations and mineral property expenditures. During YTD-02 the Company spent $162,000 on operations. In order to reduce operational and mineral property expenditures, the Company has reduced staff, and abandoned its rental premises. The Company anticipates that it will continue to have losses from operations until it can advance its properties to the commercial production stage. In YTD-02, the Company spent nothing on mineral properties.

***(b) Property Acquisitions and Divestures***

The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to complete sufficient work on any of its properties to determine the existence of gold reserves or, if warranted, to establish the feasibility of production from such reserves. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development with the possible loss of properties. In addition, a number of properties in which the Company has or may acquire interests are located in Central America and, consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights.

The Company presently has no producing properties and the Company's material properties contain no known mineral reserves; the limited activities on such properties to date have been exploratory in nature.

The Company, at March 31, 2002 had active interests in one Canadian property.

A summary of the investment in mineral properties as at March 31, 2002 is as follows:

| | 2002 | |
|---|---|---|
| Canadian properties | $ | 1 |
| Nevada properties | | 1 |
| | $ | 2 |

***(c) Financing***

During the nine months ended March 31, 2002, the Company did not raise any funding through the private placement of its securities. If the Company is unable to re-list its shares on a major stock market, it may have a detrimental effect on the Company's ability to sell its equity shares.

***(d) Exploration Activities***

During the prior year, the Company invested $1,000,800 in Cactus Mining Corp. advancing the development of Cactus' proprietary precious metal recovery process and Cactus' Eldorado Valley Gold project. Any further investment in Cactus would be subject to the further agreement of Cactus and contingent to the Company raising further capital to participate. Moreover, additional funds may be required to purchase additional mineral properties and to complete exploration programs thereon.

The Company's future profitability is dependent on the successful definition of geological resources on its mining properties and the establishment of positive comprehensive feasibility studies on these geological resources. Upon completion of positive feasibility studies, the Company's success is dependent on the successful construction, financing and operation of a facility to extract the minerals from the geological resource located.

The level of taxes imposed by the jurisdiction in which the Company operates will also affect future profitability. Furthermore, regulatory authorities in the jurisdiction in which the Company operates may affect the Company's operations. The Company is not currently aware of any factors or current recommendations by the taxation or regulatory authorities in countries in which it operates that may have a material impact on the Company's operations.

***(f) Market Risk Sensitive Instruments***

The Company does not hold any market risk sensitive instruments other than 75,000 shares of Pinewood Resources Ltd. which has a market value of $63,000. (Book value - $6,418).

### *(g) Forward Looking Statements*

This Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions of future events or performance ( often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates", or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved) are not statements of historical facts and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made and include, but are not limited to, the statements under Management's Discussion and Analysis of Financial Condition and Results of Operations and located elsewhere herein regarding industry prospects and the Company's financial position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are more fully disclosed in the Company's Form 20-F. Important risks include the company's lack of cash flow and resultant need for additional funding, the risks associated with resource exploration and development, the fact that there are no proven reserves, risks associated with the property title, currency fluctuation, metal prices, environment and political situations. All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

## PART II. OTHER INFORMATION

### ITEM 1. LEGAL PROCEEDINGS

None

### ITEM 2. EXHIBITS AND REPORTS ON FORM 8-K

None